Filed pursuant to Rule 424(b)(3)

Registration No. 333-294900

PROSPECTUS SUPPLEMENT

(To the Prospectus Dated April 14, 2026)

This prospectus supplement updates, amends and supplements the prospectus dated April 14, 2026 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-294900). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 29, 2026, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our common stock is listed on The Nasdaq Global Market under the symbol “LBRX.” On July 28, 2026, the last reported sale price of our common stock was $34.94 per share.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 29, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 28, 2026

LB Pharmaceuticals Inc

(Exact name of registrant as specified in its charter)

Delaware	001-42831	81-1854347
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

One Pennsylvania Plaza, Suite 1025 New York, NY	10119
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 605-0300

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	LBRX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 28, 2026, LB Pharmaceuticals Inc (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “Investors”) pursuant to which the Company, in a private placement (the “Private Placement”), agreed to issue and sell to the Investors an aggregate of (i) 3,577,560 shares (the “Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 715,513 shares of Common Stock (such shares issuable upon exercise of the Pre-Funded Warrants, the “Warrant Shares”, and together with the Shares and the Pre-Funded Warrants, the “Securities”). Each Share was offered and sold at a purchase price of $34.94 before deducting underwriting discounts and commissions and each Pre-Funded Warrant was offered and sold at a purchase price of $34.9399, which is equal to the purchase price per Share less the $0.0001 exercise price of each Pre-Funded Warrant, before deducting underwriting discounts and commissions.

Each Pre-Funded Warrant has an initial exercise price per share of $0.0001, subject to certain adjustments. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The Pre-Funded Warrants do not expire.

Under the terms of the Pre-Funded Warrants, the Company may not effect the exercise of any Pre-Funded Warrant, and a holder will not be entitled to exercise any portion of any Pre-Funded Warrant (i) if immediately prior to the exercise, a holder (together with its affiliates), beneficially owns an aggregate number of shares of Common Stock greater than 4.99% or 9.99%, as applicable (the “Maximum Percentage”), of the total number of issued and outstanding shares of Common Stock of the Company without taking into account any Warrant Shares, or (ii) to the extent that immediately following the exercise, the holder (together with its affiliates) would beneficially own in excess of the Maximum Percentage of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of such shares of Common Stock, which such percentage may be changed at the holder’s election to a higher or lower percentage not in excess of 19.99% upon 61 days’ notice to the Company.

The Private Placement is expected to close on or about July 30, 2026, subject to the satisfaction of customary closing conditions. The Company estimates that the gross proceeds to the Company from the Private Placement will be approximately $150.0 million, before deducting any transaction-related expenses.

The Company intends to use the net proceeds from the Private Placement, together with the Company’s existing cash, cash equivalents and marketable securities, to fund pipeline expansion of LB-102 into new indications with strong mechanistic rationale and validating clinical and real-world experience from amisulpride, potentially including negative symptoms of schizophrenia (with potential for trial initiation in the second half of 2027, subject to regulatory feedback and other factors) and Alzheimer’s disease agitation/psychosis, and for working capital and general corporate purposes.

Leerink Partners LLC and Piper Sandler & Co. acted as placement agents for the Private Placement. The Company has agreed to pay the placement agents customary placement fees in their capacity as placement agents for the sale of the Securities to the Investors.

In connection with the Private Placement, the Company also entered into a Registration Rights Agreement, dated July 28, 2026 (the “Registration Rights Agreement”), with the Investors. Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to prepare and file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-3 (the “Registration Statement”) to register for resale of the Shares and the Warrant Shares within 90 days of the closing date of the Private Placement and to use its reasonable best efforts to have the Registration Statement declared effective as soon as possible, but no later than 90 days after the initial filing date of the Registration Statement, subject to extension under the terms of the Registration Rights Agreement. The Company also agreed to use reasonable best efforts to keep such registration statement effective until the earlier of the date the Shares and the Warrant Shares covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction. The Registration Rights Agreement includes customary provisions regarding payment of fees and expenses and indemnification.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement and the Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Purchase Agreement, the form of Registration Rights Agreement and the form of Pre-Funded Warrant, which are filed as Exhibits 10.1 10.2 and 4.1, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement and the Registration Rights Agreement were made solely for the benefit of the parties to the Purchase Agreement and the Registration Rights Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Purchase Agreement and the Registration Rights Agreement are incorporated herein by reference only to provide investors with information regarding the terms of the Purchase Agreement and the Registration Rights Agreement and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s periodic reports and other filings with the SEC.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosures set forth in Item 1.01 above regarding the Private Placement are incorporated into this Item 3.02.

The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration afforded by Section 4(a)(2) of the Securities Act. Each of the Investors has provided representations appropriate for a private placement of securities. The sale of the Shares did not involve a public offering and was made without general solicitation or general advertising.

Neither this Current Report on Form 8-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy shares of Common Stock or other securities of the Company.

Item 7.01	Regulation FD Disclosure.

On July 29, 2026, the Company issued a press release announcing the Private Placement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information furnished under this Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act. The information in this Item 7.01, including Exhibit 99.1, shall not be deemed incorporated by reference into any other filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

4.1	Form of Pre-Funded Warrant.

10.1+	Form of Securities Purchase Agreement.

10.2+	Form of Registration Rights Agreement.

99.1	Press Release, dated July 29, 2026.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

+

Certain schedules and attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to provide, on a supplemental basis, a copy of any omitted schedules and attachments to the Securities and Exchange Commission or its staff upon request.

This Current Report on Form 8-K contains forward-looking statements which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts, reflect management’s expectations as of the date of hereof, and involve certain risks and uncertainties. Forward-looking statements include, but are not limited to, statements herein with respect to implied or express statements regarding the aggregate amount of proceeds to be received from the Private Placement, the closing of the Private Placement, the anticipated use of proceeds from the Private Placement, any anticipated regulatory feedback on LB-102 and any additional indication and clinical trial the Company may pursue. These forward-looking statements are based on our current expectations and may differ materially from actual results due to a variety of factors including, without limitation, the factors that are described under the caption “Risk Factors” in the Company’s filings with the Securities and Exchange Commission, including its Quarterly Report on Form 10-Q filed with the SEC on May 12, 2026, and its subsequent filings with the SEC. The forward-looking statements herein are based on information available to the Company as of the date hereof, and the Company disclaims any obligation to update any forward looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LB Pharmaceuticals Inc

Date: July 29, 2026	By:	/s/ Heather Turner
Heather Turner
Chief Executive Officer